[MORGAN STANLEY LETTERHEAD]

April 27, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)
File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)
File Numbers 811-21831 & 333-140822

Morgan Stanley Global Long/Short Fund A (“GLS A”)
File Numbers 811-22094 & 333-144612

Morgan Stanley Global Long/Short Fund P (“GLS P”)
File Numbers 811-22095 & 333-144614

AIP Multi-Strategy Fund A (“AMS A”)
File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)
File Numbers 811-22193 & 333-149943

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 29, 2012 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each, an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Additionally, each of ARF, GLS A, and AMS A is referred to as a “Master Fund,” and each of STS, GLS P, and AMS P is referred to as a “Feeder Fund.”

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

[MORGAN STANLEY LETTERHEAD]

Response 1.      The “Tandy” representations are set forth at the end of this letter.

Comment 2.

Please review and, as necessary, tailor the disclosure in each Fund’s registration statement relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).[1]

Response 2.      The Funds have solicited input from portfolio management personnel with respect to each Fund’s use of derivatives in light of the Barry Miller Letter. Each Fund has reviewed the disclosures in its registration statement with portfolio management personnel, and hereby confirms that the disclosures fully reflect (1) the types of derivatives that are expected to be used by each Fund and (2) the purpose(s) for which these instruments may be used. As a result, the Funds believe the derivatives disclosure is appropriate in light of the Barry Miller Letter.

Comment 3.

Please confirm that (a) each Feeder Fund’s Amendment will be signed by the Feeder Fund’s corresponding Master Fund and (b) the cover page of each Feeder Fund’s Amendment will note that the Master Fund has signed the Amendment, each pursuant to the Commission’s requirements relating to feeder funds.

Response 3.      Each Feeder Fund’s February PEA complied with such requirements, and each Feeder Fund’s Amendment will comply as well.

Comment 4.

In the section of each Fund’s prospectus titled “Types of Investments and Related Risks – Investment-Related Risks – Non-U.S. Securities – Non-U.S. Government Securities,” please consider whether additional disclosure is appropriate regarding the risks of securities issued by various governments in Europe, especially the “PIIGS” group of countries. Moreover, please confirm whether the Fund expects to be materially affected by the results of various restructuring arrangements proposed and/or entered into by the government of Greece with respect to its sovereign debt.

Response 4.      Additional disclosure regarding the risks of securities issued by various governments in Europe has been added to each Fund’s prospectus. In addition, we confirm that no Fund expects to be materially affected by the direct results of various restructuring arrangements proposed and/or entered into by the government of Greece with respect to its sovereign debt, although disclosure has been added to clarify that each Fund may be materially affected if the results of such arrangements lead to general turmoil in the markets.

Comment 5.	On page 80 of the prospectus for STS, the sentence preceding the table of sales charges refers to a maximum sales charge of 2%. Please correct that reference to 3%.

Response 5.      The reference has been corrected accordingly.

[1]

See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

[MORGAN STANLEY LETTERHEAD]

Comment 6.

The end of the first paragraph of the Appendix to the prospectus of each of ARF, STS, AMS A, and AMS P states, “The Performance Benchmark will be used solely to measure the Fund’s relative performance. . . .” Please explain how often each such Fund’s relative performance will be measured against the Performance Benchmark.

Response 6.      The Adviser measures each such Fund’s relative performance against the Performance Benchmark on a monthly basis.

Comment 7.

With respect to the Appendix to the prospectus of each of ARF, ARF STS, AMS A and AMS P, please: (a) explain the basis for the permissibility of including this Appendix (whether under the Commission’s rules on advertising, no-action letter precedent or otherwise); (b) explain the precedent you have relied upon in including the Appendix; and (c) in addition, to the extent the Appendix is retained, be sure that it includes disclosure regarding whether sales loads and/or expenses are included in the return information for each benchmark.

Response 7.      (a) General Instruction 2 for Parts A and B of Form N-2 provides that a prospectus or statement of additional information (“SAI”) “may contain more information than called for by this form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.” We believe that the Appendix may be included in each applicable Fund’s prospectus pursuant to this instruction. The performance benchmark provides a useful standard against which the Funds can measure the results of their absolute return investment strategies, even though it does not represent the performance of any of the Funds. Moreover, the information provided in the appendix compares the absolute return strategies embodied in the performance benchmark to various other broad market indices over a long period of time not to suggest that the Funds are using those broad market indices as performance benchmarks themselves but, rather, generally to contrast the results of absolute return strategies with those of more traditional equity and fixed-income strategies. We believe that the disclosure in the Appendix is clear as to each of the foregoing points and is, therefore, consistent with General Instruction 2. We do not believe that the Appendix constitutes advertising of any Fund for purposes of Rule 482 under the Securities Act of 1933, as amended.2 Moreover, the Appendix does not disclose performance of other accounts or funds managed by the Adviser and, thus, is not subject to the requirements for such disclosure promulgated in prior staff no-action letters. Accordingly, we believe that the inclusion of the appendix in each such Fund’s prospectus is permitted.

(b) We note that the applicable Funds have included the Appendix in their prospectuses for several years, in filings which have been reviewed and commented on by the Commission staff. See, e.g., Comment and Response 14 in the response letter filed by the Funds on April 27, 2010.

[2]

Please recall that each Fund is a closed-end management investment company. Consequently, the Appendix does not contain performance data of any Fund of the type to which Rule 482(b)(3) would apply if such Fund were an open-end management investment company or a separate account registered under the Investment Company Act of 1940 as a unit investment trust offering variable annuity contracts. Moreover, Rule 482(d) would not apply in any case.

[MORGAN STANLEY LETTERHEAD]

(c) The requested disclosure regarding whether sales loads and/or expenses are included in the return information for each benchmark is included in the Appendix immediately before the performance tables.

Comment 8.

In each Fund’s SAI under “Management of the Fund – Advantages of Having Same Individuals as Independent Trustees for the Morgan Stanley Funds,” the disclosure currently states, “This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue.” Please explain supplementally why this is necessarily a benefit of having the same individuals serve as trustees for all the Morgan Stanley funds. Might there be situations where it would be beneficial for a Fund to have trustees make decisions regarding a Fund’s “operations and management” which are not necessarily identical to those made for other Morgan Stanley funds?

Response 8.      The disclosure indicates that having the same individuals serve as trustees for all the Morgan Stanley funds is beneficial in that it allows them to make consistent operational decisions about the Morgan Stanley fund complex as a whole, thereby avoiding unwarranted inefficiencies which could result from conflicting decisions about the management and operations of one or more particular funds. We believe that the disclosure in question neither impinges on the Trustees’ duties to act in accordance with the best interests of each individual fund, including the Funds, for which they serve as trustees nor implies that the Trustees might fail to act in the best interests of a particular Fund due to considerations of other Morgan Stanley funds.

Comment 9.

The section of each Fund’s SAI titled “Management of the Fund – Portfolio Manager Compensation Structure” discusses how each portfolio manager is eligible to receive discretionary compensation. Please clarify whether a portfolio manager’s discretionary compensation is based on a Fund’s performance relative to a benchmark.

Response 9.      We confirm that a Fund’s performance relative to its benchmark may in fact be one of the factors considered in determining a portfolio manager’s discretionary compensation. The disclosure has been revised to clarify the foregoing.

Comment 10.	Please provide to the staff, prior to filing the Amendments, versions of the fee table in each Fund’s prospectus with the numbers filled in.

Response 10.      Such versions have been provided to you.

Comment 11.

In the section of the SAI for GLS P titled “Control Persons and Principal Holders of Securities,” please confirm whether the Master Fund has any investors other than the GLS P. If not, please revise the disclosure to state that information.

Response 11.      We confirm that GLS A does in fact have investors other than GLS P.

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[MORGAN STANLEY LETTERHEAD]

As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

—	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

—	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

—	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione

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